

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Shili Liu
Chief Executive Officer
Man Shing Agricultural Holdings, Inc.
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong

  Re: Man Shing Agricultural Holdings, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2010
    Filed September 28, 2010
    Form 10-K for the Fiscal Year Ended June 30, 2011
    Filed September 28, 2011
    File No. 000-53146

Dear Mr. Liu:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Mining